EXHIBIT 7.1 - RATIO OF EARNINGS TO FIXED CHARGES
CNH INDUSTRIAL N.V.

	For the Years Ended December 31,
	2019	2018	2017	2016	2015
Earnings:
Income before taxes and equity income	$1,170	$1,466	$659	$(22)	$567
Add:
Dividends received from unconsolidated affiliates	15	47	49	63	81
Fixed Charges	857	873	968	1,052	1,150
Amortization of capitalized interest	15	13	15	20	18
Less:
Interest capitalized	(5)	(6)	(7)	(7)	(24)
Total earnings	$2,052	$2,393	$1,684	$1,106	$1,792

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$798	$812	$940	$1,026	$1,106
Interest capitalized	5	6	7	7	24
Estimate of the interest component of rental expense	54	55	21	19	20
Total fixed charges	$857	$873	$968	$1,052	$1,150

Ratio of earnings to fixed charges	2.39	2.74	1.74	1.05	1.56